Management’s Discussion and Analysis (“MD&A”)

Rogers Wireless Inc. (“Wireless” or “the Company”) is a wholly owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). This discussion should be read in conjunction with the 2002 audited annual consolidated financial statements and management’s discussion and analysis for both Wireless and RWCI, available on SEDAR, the rogers.com website or from the Company directly.

Financial highlights (in thousands of dollars) are as follows:

Three Months Ended June 30,	2003	2002	% Change

Operating revenue	547,848	481,716	13.7
Operating profit (1)	179,739	130,030	38.2
Net income	57,100	688	—
Property, plant and equipment expenditures	98,793	149,036	(33.7)

Six Months Ended June 30,	2003	2002	% Change

Operating revenue	1,057,727	920,042	15.0
Operating profit (1)	332,715	238,129	39.7
Net income (loss)	93,695	(37,778)	—
Net income (loss) (excl. non-recurring items) (2)	93,695	(50,109)	—
Property, plant and equipment expenditures	176,486	250,231	(29.5)

(1)	Operating profit is defined herein as operating income after management fees paid to Rogers Communications Inc. (“RCI”) and before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items and is a standard measure that is commonly reported and widely used in the wireless communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or an alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP.

(2)	Non-recurring items in the first quarter of 2002 were changes in estimates of sales tax and CRTC contribution liabilities, resulting in a net benefit of $12.3 million.

Highlights of the second quarter of 2003 included the following:

•	Network revenue, which excludes equipment sales, increased 14.3 percent and operating profit increased 38.2 percent compared to the second quarter of 2002. Operating profit margin, based on network revenue, expanded to 36.3 percent from 30.0 percent in the previous year as the trend of revenue growth outpacing expense growth continued in the quarter.

•	For the quarter, growth in operating profit combined, with reduced spending on property, plant and equipment (“PP&E”) resulted in a significant improvement in the Company’s cash flow. Operating profit less PP&E and interest was $31.3 million, an improvement of $98.4 million from a deficiency of $67.1 million in the second quarter of 2002.

•	Average monthly revenue per postpaid voice and data subscriber of $57.05 increased from the second quarter of 2002 by $0.98 or 1.7 percent, reflecting the continued activation and retention of a greater proportion of higher value customers, increased penetration of enhanced voice services, growing wireless data revenues and stabilized industry pricing.

•	Postpaid voice and data subscriber net additions of 75,700 were consistent with the strong net additions in the second quarter of 2002, driven by the combination of an increase in gross activations and reduced churn levels. Average monthly postpaid churn for the second quarter declined to 1.84 percent from 1.89 percent in the second quarter of the previous year.

•	The Company continued its strategy of emphasizing its higher value postpaid products and selling prepaid handsets at higher price points, resulting in prepaid subscriber net losses in the quarter of 11,600. Reported prepaid subscriber levels were also reduced by 20,900 to reflect an adjustment of certain non-revenue producing subscribers.

•	Data revenues overall grew 104.4 percent year-over-year to $13.9 million from $6.8 million, representing approximately 2.8 percent of network revenue in the quarter compared to 1.6 percent in the second quarter of 2002.

•	Continuing the strategy of offering innovative new products and services, the Company introduced the BlackBerry 6210. The 6210 offers a smaller design than previous BlackBerry models, increased memory for greater application and data storage, new support for wireless e-mail synchronization and integrated attachment viewing.

•	The Company entered into an agreement with Microsoft Canada during the quarter to provide wireless access to the popular array of “msn.ca” Messenger and Hotmail services, as well as msn.ca portal channels including Money, News and others. This follows the Company’s strategic agreement with Microsoft Canada in the first quarter to jointly provide innovative new offerings for wireless extensions of desktop PCs and mobile access to the suite of Microsoft Office applications over the Company’s GSM/GPRS network.

•	Quarterly net income includes a $53.5 million foreign exchange accounting gain relating primarily to the revaluation of the unhedged portion of U.S. dollar-denominated debt due to a strengthened Canadian dollar against the U.S. dollar.

Consolidated Results of Operations for the Second Quarter Ended June 30, 2003

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue (1)
Postpaid (voice and data)	466.7	402.1	64.6	16.1	901.2	774.0	127.2	16.4
Prepaid	21.7	22.4	(0.7)	(3.1)	42.8	43.0	(0.2)	(0.5)
One-way messaging	6.9	9.0	(2.1)	(23.3)	14.3	18.1	(3.8)	(21.0)

Network revenue	495.3	433.5	61.8	14.3	958.3	835.1	123.2	14.8
Equipment revenue	52.5	48.2	4.3	8.9	99.4	84.9	14.5	17.1

Operating revenue	547.8	481.7	66.1	13.7	1,057.7	920.0	137.7	15.0

Operating profit (2)	179.7	130.0	49.7	38.2	332.7	238.1	94.6	39.7
Operating profit margin — based on network revenue	36.3%	30.0%	6.3%		34.7%	28.5%	6.2%

(1)	The previous periods’ presentation of revenue categories has been reclassified to conform to the current presentation.

(2)	Operating profit is defined as operating income after management fees paid to RCI and before depreciation, amortization, interest, income taxes and non-operating and non-recurring items.

The 14.3 percent increase in network revenue was driven by a 14.0 percent increase in the total number of voice and data subscribers compared to the second quarter of 2002, combined with a 3.8 percent increase in blended average monthly revenue per user (“ARPU”). The increase in the year-over-year quarterly ARPU, a trend that has continued for the last three consecutive quarters, is attributable to improved customer mix, increased penetration of enhanced voice services, the growth of wireless data usage and industry pricing stability.

The 38.2 percent year-over-year increase in quarterly operating profit was a result of the 14.3 percent network revenue growth, partially offset by an increase of 4.0 percent in total operating expenses, including sales and marketing costs, and reflects the focus on growing revenue while controlling operating costs.

Wireless Subscriber Results

	Three Months Ended June 30,				Six Months Ended June 30,

(Subscriber statistics in thousands, except ARPU, churn and usage)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Postpaid (Voice and Data)(1)
Gross additions	225.5	210.2	15.3	7.3	430.8	399.4	31.4	7.9
Net additions	75.7	75.1	0.6	0.8	137.0	132.8	4.2	3.2
Total subscribers					2,766.3	2,426.8	339.5	14.0
ARPU ($)	57.05	56.07	0.98	1.7	55.80	54.72	1.08	2.0
Average monthly usage (minutes)	374	330	44	13.3	353	315	38	12.1
Churn (%)	1.84	1.89	(0.05)	(2.6)	1.83	1.89	(0.06)	(3.2)
Prepaid
Gross additions	67.8	45.6	22.2	48.7	116.6	101.8	14.8	14.5
Net additions (losses)	(11.6)	(7.8)	(3.8)	48.7	(22.5)	3.1	(25.6)	—
Adjustment to subscriber base(2)					(20.9)	—	(20.9)	—
Total subscribers(2)					735.3	737.7	(2.4)	(0.3)
ARPU ($)(3)	9.77	10.12	(0.35)	(3.5)	9.40	9.70	(0.30)	(3.1)
Churn (%)	3.53	2.41	1.12	46.5	3.04	2.22	0.82	36.9
Total — Postpaid and Prepaid
Gross additions	293.3	255.8	37.5	14.7	547.4	501.2	46.2	9.2
Net additions	64.1	67.3	(3.2)	(4.8)	114.5	135.9	(21.4)	(15.7)
Adjustment to subscriber base(2)					(20.9)	—	(20.9)	—
Total subscribers(2)					3,501.6	3,164.5	337.1	10.7
ARPU (blended) ($)(3)	46.95	45.23	1.72	3.8	45.59	43.97	1.62	3.7
One-Way Messaging
Gross additions	12.0	16.6	(4.6)	(27.7)	25.2	31.6	(6.4)	(20.3)
Net additions	(15.9)	(15.5)	(0.4)	2.6	(29.1)	(37.3)	8.2	(22.0)
Total subscribers					273.2	333.3	(60.1)	(18.0)
ARPU ($)	8.13	8.82	(0.69)	(7.8)	8.26	8.60	(0.34)	(4.0)
Churn (%)	3.26	3.11	0.15	4.8	3.11	3.25	(0.14)	(4.3)

(1)	The previous periods’ subscriber and per subscriber presentation has been reclassified to conform to the current presentation.

(2)	The Company’s policy is to treat prepaid subscribers with no usage for a six month period as a reduction of the prepaid subscriber base. As part of a review of prepaid subscriber usage in the quarter, the Company determined that a number of subscribers, totalling 20,900, which only had non-revenue usage (i.e. calls to customer service) over the past several months were being included in the prepaid subscriber base. The Company has determined that these subscribers should not have been included in the prepaid subscriber base and, as such, has made an adjustment to the opening prepaid subscriber base in the quarter. The Company has amended its policy to reflect all prepaid subscribers with no revenue generating usage in a six month period as deactivations.

(3)	Prepaid ARPU is calculated on net wholesale revenues to the Company.

Postpaid voice and data subscriber additions in the quarter represented 76.9 percent of total gross activations and in excess of 100 percent of total net additions. The Company continued its strategy of targeting higher value postpaid subscribers.

The 1.7 percent increase in postpaid voice and data ARPU compared to the second quarter of the previous year reflects the Company’s success in attracting a greater mix of higher value customers, increased penetration of enhanced voice services, the impact of wireless data revenue growth, and the stability of industry pricing. The increase in data revenues from $6.8 million to $13.9 million represented approximately 77 percent of the $0.98 postpaid ARPU increase. The 3.5 percent decline in average monthly revenue per prepaid subscriber compared to the previous year’s second quarter is primarily a result of lower usage by this customer segment.

The continuing trend of postpaid voice and data subscriber churn improvement, as reflected in the 1.84 percent rate in the current quarter, is directly related to the Company’s strategy of acquiring better quality customers, and to an enhanced focus on customer retention. The Company attributes the increase in prepaid churn to 3.53 percent in the quarter to aggressive competitive prepaid offers in the market.

One-way messaging (or paging) subscriber churn increased in the second quarter to 3.26 percent from 3.11 percent in the same period of 2002. With 273,200 paging subscribers, the Company continues to view paging as a profitable but mature business segment and recognizes that churn will likely continue at relatively high rates as the data business grows and one-way messaging subscribers utilize the benefits of two-way messaging and converged voice and data devices.

Operating Expenses

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars, except per subscriber statistics)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating expenses before sales and marketing costs(1)(2)	198.2	197.4	0.8	0.4	393.8	392.8	1.0	0.3
Sales and marketing costs	117.4	106.1	11.3	10.7	231.8	204.2	27.6	13.5

	315.6	303.5	12.1	4.0	625.6	597.0	28.6	4.8
Average monthly operating expenses per subscriber before sales and marketing costs(1)(2)	17.61	18.96	(1.35)	(7.1)	17.55	18.99	(1.44)	(7.6)
Sales and marketing costs per gross subscriber addition(1)	385	390	(5)	(1.3)	405	383	22	5.7

(1)	The previous periods’ presentation has been reclassified to conform to the current presentation. Customer retention costs are included in operating expenses before sales and marketing costs.

(2)	Operating expenses for the six months ended June 30, 2002 exclude the benefit of non-recurring items of $12.3 million.

Total operating expenses (including customer retention costs) before sales and marketing costs increased by 0.4 percent as compared to the second quarter of 2002, with the increase entirely attributable to customer retention spending offset by savings in other operations of the Company. Average monthly operating expense per subscriber has declined 7.1 percent, driven by the fact that while the total postpaid voice and data subscriber base increased by 14.0 percent, the Company has held operating expense levels relatively flat by capturing operating and scale efficiencies in many areas of the business.

The modest year-over-year decline in sales and marketing cost per gross addition reflects the higher total sales and marketing expenses due to the increased cost of acquiring a greater proportion of higher value and term contract postpaid customers, offset by the 12.1 percent increase in gross additions over which these costs are spread.

Reconciliation to Net Income (Loss)

Taking into account the other income and expense items below operating profit, the Company recorded net income of $57.1 million in the second quarter compared to net income of $0.7 million in the second quarter of 2002. Other income and expense items required to reconcile operating profit to operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating profit (1)	179.7	130.0	49.7	38.2	332.7	238.1	94.6	39.7
Change in estimates of sales tax and CRTC contribution liabilities	—	—	—	—	—	12.3	(12.3)	(100.0)
Depreciation and amortization	(125.2)	(110.8)	(14.4)	13.0	(244.4)	(220.3)	(24.1)	10.9

Operating income	54.5	19.2	35.3	183.9	88.3	30.1	58.2	193.4
Interest on long-term debt	(49.6)	(48.0)	(1.6)	3.3	(97.6)	(95.3)	(2.3)	2.4
Foreign exchange gain	53.5	30.9	22.6	73.1	105.8	30.5	75.3	—
Other	0.1	—	0.1	—	—	—	—	—
Income taxes	(1.4)	(1.4)	—	—	(2.8)	(3.0)	0.2	(6.7)

Net income (loss)	57.1	0.7	56.4	—	93.7	(37.7)	131.4	—

(1)	Operating profit is defined as operating income after management fees paid to RCI and before interest, income taxes, depreciation, amortization and non-operating and non-recurring items.

Depreciation and Amortization

The year-over-year increase in depreciation and amortization expense for the second quarter was primarily due to previous year expenditures on property, plant and equipment (“PP&E”) and the resulting higher asset levels and depreciation relating to the recently completed GSM/GPRS network overlay.

Interest on Long-Term Debt

The minimal change in interest expense in the second quarter of 2003, as compared to the same period in 2002, is attributable to relatively stable debt levels in both periods.

Foreign Exchange

Effective January 1, 2002, the Company adopted the amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on Foreign Currency Translation. As a result, foreign currency translation gains and losses are recorded as a period gain or loss. In the second quarter of 2003, the Canadian dollar continued to strengthen against the U.S. dollar, giving rise to the $53.5 million foreign exchange gain recorded by the Company relating primarily to the revaluation of unhedged debt.

Income Taxes

Income taxes in the second quarter consisted of a current income tax expense related to the Federal Large Corporations tax.

Property, Plant and Equipment Expenditures

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Property, plant and equipment expenditures	98.8	149.0	(50.2)	(33.7)	176.5	250.2	(73.7)	(29.5)

Property, plant and equipment (“PP&E”) expenditures for the second quarter were $98.8 million, $50.2 million less than the second quarter of 2002. Network related PP&E expenditures totalled $89.6 million in the quarter, lower by $6.6 million compared to the second quarter of 2002, due primarily to the fact that 2002 included spending related to the overlay of the GSM/GPRS network. Network spending in the second quarter of 2003 was related mainly to capacity expansion, including continued spending on the deployment of GSM/GPRS network functionality in the 850 megahertz (“MHz”) frequency band. In addition, in the quarter the Company spent $9.2 million on information technology and facilities-related PP&E compared to $52.8 million in the second quarter of 2002. Facilities-related PP&E declined by $28.1 million year-over-year, primarily attributable to the substantial completion of the expansion of the corporate head office facility and the Moncton call centre. Information technology spending declined $15.5 million from the second quarter of 2002 with reduced spending on the Company’s customer care and billing system and other I.T. initiatives related to customer service.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the second quarter increased to $129.0 million from $81.3 million in the second quarter of 2002, reflecting the increase in operating profit levels. Taking into account the changes in working capital, cash flow from operating activities for the quarter increased by $28.1 million to $104.7 million from $76.6 million for the second quarter in 2002. Details of the changes in non-cash working capital for the second quarter of 2003 and 2002 are included in Note 5 of the Consolidated Financial Statements included herein.

In aggregate, other net sources of funds during the second quarter totalled approximately $2.0 million representing net advances under the Company’s bank credit facility.

The net funds used during the second quarter totalled approximately $100.0 million, and was comprised of: (1) expenditures of $98.8 million of PP&E and (2) repayment of an aggregate $1.2 million of mortgage and capital leases.

As a result of the above, the Company’s cash flow increased in the second quarter by $6.7 million, which together with the opening cash deficiency of $11.4 million, resulted in a closing cash deficiency, of $4.7 million.

The Company’s available liquidity at June 30, 2003, as represented by availability under its committed bank facility, was $494.0 million.

Rogers Wireless Inc.
Consolidated Statements of Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In thousands of dollars)	2003	2002	2003	2002

Operating revenue	$547,848	$481,716	$1,057,727	$920,042
Operating, general and administrative expenses	365,275	348,935	719,344	676,410
Management fees	2,834	2,751	5,668	5,503

Operating income before the following:	179,739	130,030	332,715	238,129
Change in estimates of sales tax and CRTC contribution liabilities	—	—	—	(12,331)
Depreciation and amortization	125,232	110,802	244,356	220,330

Operating income	54,507	19,228	88,359	30,130
Interest expense on long-term debt	49,655	48,053	97,699	95,481

	4,852	(28,825)	(9,340)	(65,351)
Foreign exchange gain	53,483	30,938	105,772	30,497
Other income	134	1	10	78

Income (loss) before income taxes	58,469	2,114	96,442	(34,776)
Income taxes	1,369	1,426	2,747	3,002

Net income (loss) for the period	$57,100	$688	$93,695	$(37,778)

Rogers Wireless Inc.
Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In thousands of dollars)	2003	2002	2003	2002

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$57,100	$688	$93,695	$(37,778)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	125,232	110,802	244,356	220,330
Change in estimate of sales tax liability	—	—	—	(19,157)
Unrealized foreign exchange gain	(53,381)	(30,226)	(105,030)	(29,862)

	128,951	81,264	233,021	133,533
Change in non-cash working capital items (Note 5)	(24,248)	(4,615)	(117,627)	43,540

	104,703	76,649	115,394	177,073
Financing activities:
Issue of long-term debt	163,000	198,000	358,000	240,000
Repayment of long-term debt	(162,193)	(77,248)	(303,337)	(157,378)

	807	120,752	54,663	82,622
Investing activity:
Additions to property, plant and equipment	(98,793)	(149,036)	(176,486)	(250,231)

Increase (decrease) in cash	6,717	48,365	(6,429)	9,464
Cash (deficiency), beginning of period	(11,419)	(52,418)	1,727	(13,517)

Cash deficiency, end of period	$(4,702)	$(4,053)	$(4,702)	$(4,053)

Supplemental cash flow information:
Interest paid	$96,699	$93,184	$99,867	$94,237
Income taxes paid	1,472	2,303	3,227	4,229

Cash (deficiency) is defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Wireless Inc.
Consolidated Balance Sheets

	June 30,	December 31,
(In thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$2,311,014	$2,371,133
Spectrum and brand licences	418,034	419,294
Goodwill	7,058	7,058
Cash and cash equivalents	—	1,727
Accounts receivable	270,724	289,907
Deferred charges	44,654	51,145
Other assets	54,478	36,399

	$3,105,962	$3,176,663

Liabilities and Shareholder’s Equity
Liabilities:
Bank advances, arising from outstanding cheques	$4,702	$—
Long-term debt (Note 2)	2,309,708	2,360,075
Notes payable to parent	50,000	50,000
Accounts payable and accrued liabilities	348,454	450,510
Due to parent and affiliated companies (Note 6)	32,918	34,828
Unearned revenue	34,621	48,075
Deferred gain	20,536	21,847

	2,800,939	2,965,335
Shareholder’s equity (Note 3)	305,023	211,328

	$3,105,962	$3,176,663

Rogers Wireless Inc.
Consolidated Statements of Deficit

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
(In thousands of dollars)	2003	2002

Deficit, beginning of period	$(1,544,316)	$(1,453,418)
Net income (loss) for the period	93,695	(37,778)

Deficit, end of period	$(1,450,621)	$(1,491,196)

Rogers Wireless Inc.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2003 and 2002

These interim Consolidated Financial Statements do not include all of the disclosures required by generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements including the Notes thereto for the year ended December 31, 2002.

1.	Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of Rogers Wireless Inc. and its subsidiaries (collectively “Wireless” or “the Company”). The notes presented in these interim consolidated financial statements include only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and notes thereto for the year ended December 31, 2002.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements.

2.	Long-Term Debt:

		June 30,	December 31,
(In thousands of dollars)		2003	2002

Bank credit facility	Floating	$206,000	$149,000
Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
Senior Secured Notes, due 2007	8.30%	265,788	309,775
Senior Secured Debentures, due 2008	9-3/8%	433,121	433,121
Senior Secured Notes, due 2011	9-5/8%	764,143	764,143
Senior Secured Debentures, due 2016	9-3/4%	209,112	229,987
Senior Subordinated Notes, due 2007	8.80%	242,707	282,875
Mortgage payable and capital leases	Various	28,837	31,174

		$2,309,708	$2,360,075

3.	Shareholder’s Equity:

	June 30,	December 31,
(In thousands of dollars)	2003	2002

Capital stock:
Issued and outstanding:
1,603,618 Class A Common Shares	$1,755,644	$1,755,644
Deficit	(1,450,621)	(1,544,316)

	$305,023	$211,328

4.	Stock-Based Compensation:

In conjunction with the Rogers Wireless Communications Inc. stock option plan, options of RWCI are issued to RWI employees. For stock options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the stock options granted by Wireless consistent with the method prescribed under CICA Handbook Section 3870, the Company’s earnings (loss) would have been reported as the pro forma amounts indicated below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In thousands of dollars)	2003	2002	2003	2002

(Based on all issued and outstanding options)
Net income (loss) for the period, as reported	$57,100	$688	$93,695	$(37,778)
Stock-based compensation expense	(3,120)	(3,020)	(5,835)	(6,162)
Pro forma net income (loss) for the period	53,980	(2,332)	87,860	(43,940)

Under the transitional rules, CICA Handbook Section 3870 allows companies to include only options issued subsequent to December 31, 2001, in the pro forma calculation of net income (loss) for the period. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense for the six months ended June 30, 2003, would have been $0.7 million (2002 — $0.3 million) and pro forma net income for the six months ended would have been $93.0 million (2002 – loss of $38.1 million).

The weighted average estimated fair value at the date of the grant for Wireless options granted for the six months ended June 30, 2003, was $10.59 per share (2002 — $9.02). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Risk-free interest rate	4.66%	5.11%	4.66%	5.02%
Dividend yield	—	—	—	—
Volatility factor of the future expected market price of RWCI’s Class B Restricted Voting shares	56.14%	50.02%	56.14%	50.03%
Weighted average expected life of the options	5 years	5 years	5 years	5 years

5.	Consolidated Statement of Cash Flows:

The change in non-cash working capital items are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In thousands of dollars)	2003	2002	2003	2002

Decrease (increase) in accounts receivable	(21,055)	19,248	19,183	46,918
Increase (decrease) in accounts payable and accrued liabilities and unearned revenue	(10,848)	(46,935)	(115,510)	3,682
Decrease (increase) in other assets and deferred gain	5,574	24,733	(19,390)	(16,646)
Increase (decrease) in amounts due to (from)	—	—	—	—
parent and affiliated companies, net	2,081	(1,661)	(1,910)	9,586

	$(24,248)	$(4,615)	$(117,627)	$43,540

6.	Related Party Transactions:

The amounts due to (from) Rogers Wireless Communications Inc. (“RWCI”) and other affiliated companies, and AT&T Wireless Services, Inc. (“AWE”) are comprised of the following:

	June 30,	December 31,
(In thousands of dollars)	2003	2002

Rogers Wireless Communications Inc. (parent)	$32,905	$30,787
RCI	(149)	3,588
Rogers Cable Inc. (“Cable”)	(26)	28
AWE	188	425

	$32,918	$34,828

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures that are short-term in nature. The amounts owing to RWCI arise from cash advances.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, being the amounts agreed to, is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In thousands of dollars)	2003	2002	2003	2002

RCI:
Management fees	$2,834	$2,751	$5,668	$5,503
Wireless services	(149)	(21)	(602)	(291)
Rent income	(2,158)	(1,998)	(3,975)	(3,968)

	527	732	1,091	1,244
Cable:
Wireless products and services for resale	(3,060)	(2,488)	(5,527)	(5,058)
Subscriber activation commissions and customer service	1,916	2,423	4,357	3,593
Rent income	(929)	(953)	(1,831)	(1,824)
Wireless services	(491)	(595)	(887)	(1,159)
Transmission facilities usage	110	110	220	220

	(2,454)	(1,503)	(3,668)	(4,228)
Rogers Media Inc.:
Advertising	1,248	386	1,572	765
Rent income	(2,703)	(488)	(3,303)	(961)
Wireless services	(53)	(45)	(104)	(90)

	(1,508)	(147)	(1,835)	(286)
AWE:
Roaming revenue	(2,714)	(3,112)	(5,689)	(5,828)
Roaming expense	3,484	4,989	7,787	9,904
Over-the-air activation services	27	119	173	371

	797	1,996	2,271	4,447

	$(2,638)	$1,078	$(2,141)	$1,177

The Company enters into certain transactions in the normal course of business with organizations, the partners or senior officers of which are directors of the Company. The total amounts paid by the Company to these organizations, excluding the amounts disclosed above, for the six months ended June 30, 2003, was $0.8 million (2002 — $0.6 million).

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the management’s discussion and analysis portion of the Company’s most recent annual report filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.